November 30, 2018

James Jiayuan Tong
Chief Executive Officer
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016 China

       Re: Bison Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 2, 2018
           File No. 001-38120

Dear Mr. Tong:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1. You state in the third paragraph of your proxy statement cover page that your domestication proposal relates to your re-domicile from the British Virgin Islands to
      Delaware, and indicate that in connection therewith, each of your currently issued and outstanding ordinary shares will automatically convert into shares of common stock of the
      Delaware corporation on a one-for-one basis. Please tell us why you believe the domestication transaction is exempt from registration under the Securities Act of 1933.
      Alternatively, please file a registration statement registering the domestication.
2. We note that shareholders are required to affirmatively vote either for or against the business combination proposal in order to exercise redemption rights. It does not appear that this requirement is contained in your memorandum and articles of association. Please explain the basis for this requirement.
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany 30, 2018
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Questions and Answers about the Proposals for Shareholders
Q: Who at Bison has approved the Merger Agreement and the Business Combination?, page 15

3. Revise to also explain the impact of the Voting Agreement that certain Bison shareholders have entered into and which you reference on page 109, including a discussion of the percentage of shares represented by the agreement.
Summary of the Proxy Statement
Xynomic's Business, page 22

4. We note that your pipeline table here and on page 167 includes the pre-clinical programs
         XP-103 and XP-104. You also state here that they are in the early pre-clinical phase, and your narrative disclosure only briefly discusses these programs. Please explain to us why you believe these programs are sufficiently material to your business to be included in your pipeline table.
5. We note your statements here and elsewhere in the filing that you intend to invest in potentially best-in-class and first-in-class drug candidates. The terms "first-in-class" and
         "best-in-class" suggest that the product candidates are effective and likely to be approved.
         To the extent your strategy is to invest in product candidates that have not yet received approval, please delete such references in your filing, as well as references to pursuing the development of abexinostat and XP-102 under the best-in-class strategy. You may discuss how your product candidates' technology differs from existing technology, or how you intend to invest in products that have such technology or are further along in the development process. Similarly, it is not appropriate to refer to your product candidates as having a "potent" effect or "potency," as such statements indicate your conclusions regarding the efficacy of your product candidates. Please also delete such references in your filing.
6. Please balance the disclosure in your Summary by clearly stating that Xynomic has not yet completed any clinical trials to date. Please disclose that all clinical stage trials referenced in the pipeline table were conducted by third parties.
Risk Factors, page 34

7. We note that your proposed amended and restated charter included as Annex D provide for an exclusive forum for any derivative action or proceeding brought on your behalf.
         Please revise to include a risk factor discussing this provision and to explain how such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. In addition, such disclosure should state whether the charter provision applies to actions arising under the Securities Exchange Act. Also ensure that the exclusive forum provision in your proposed organizational documents clarifies its applicability. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and
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Bison Capital Acquisition Corp.
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         regulations thereunder. Also include a reference to the exclusive forum provision in your charter amendment proposal and the related disclosure.
Risks Related to Doing Business in China, page 57

8. To the extent material, please add disclosure regarding limitations on the ability of
         Xynomic's subsidiaries to pay dividends to you and Xynomic.
Our executive officers, directors, principal shareholders . . .,, page 67

9. Please expand your risk factor to also disclose the large percentage of insider ownership that is expected following the Business Combination, and its significance.
Unaudited Pro Forma Condensed Combined Financial Information, page 84

10. Please revise footnote (3) to the pro forma balance sheet to clarify how the adjustments reflected therein result in the trust account maintaining the minimum required balance of
         $7.5M. Presenting the adjustments in a self-balancing format may be helpful.
11. Using the formula discussed in the introduction to these financial statements, please revise to disclose how you calculated the number of Bison's shares that will be issued in the recapitalization as reflected in footnote (4) to the pro forma balance sheet. Presenting the calculation in a self-balancing format may be helpful.
12. Please revise your disclosure on page 89 to remove the reference to interim financial statements in footnote (C) to the pro forma statement of operations or explain why that reference is appropriate.
Xynomic Tax Opinion, page 105

13. As it appears that the tax consequences of the merger are material and the tax opinion is a waivable condition, please state in the filing that you will recirculate and resolicit if the condition for Xynomic to receive the tax opinion is waived and the change in tax consequences is material.
Background of the Business Combination, page 109

14. Substantially revise your background section to provide details regarding the negotiations that led to the finalization of the key terms of the proposed business combination. For example, it is not clear how the parties determined the type and amount of consideration or that certain of the consideration should be in the form of Earnout Shares. Also expand your discussion of the merger agreement to identify the material terms negotiated and discuss how the issues were resolved. In addition, please expand your disclosure regarding your consideration of the other potential acquisition target that you reference in the second bullet in the penultimate paragraph on page 109.
15. Please expand your discussion in the penultimate paragraph on page 110 to disclose the
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Comapany 30, 2018
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         material terms of the letter of intent you entered into with Xynomic, including for example, the type and amount of consideration offered and whether there was an exclusivity provision.
16. Your disclosure in the second paragraph on page 111 indicates that you formed a special committee on or after May 25, 2018, but you also reference the special committee having taken action in February 2018 on page 110. Please revise to clarify the formation of your special committee.
17. You state in the first paragraph on page 111 that you formally decided to engage Venture as a financial advisor. Please revise this section to explain Venture's role.
Opinion of Financial Advisor to the Special Committee, page 115

18. Expand the disclosure regarding Cassel Salpeter's selected companies analysis to disclose the underlying data used to calculate the implied enterprise value reference range. Please also describe the drug portfolios for the selected companies, including the number of drug candidates and associated clinical stages of such candidates and whether the companies have commercial drug products.
19. We note that the disclosure on page 116 states that Cassel Salpeter relied on the Xynomic
         Projections and the Earnout Projections when preparing its analysis. Please revise your filing to disclose these projections.
Sources and Uses for the Business Combination, page 122

20. We refer to your statement in your risk factor on page 68 that you also expect to pay
         $1,811,250 in fees to your financial advisors and for banking fee payable to the underwriters. This amount does not appear to be reflected in your tables. Please reconcile your disclosures or advise.
The Domestication Proposal, page 129

21. Please revise to clarify what you mean by the bullet stating "[r]ights and options" on page
         130.
22. Please revise the Recommendation of the Board at the bottom of page 136 so that it reflects the Domestication Proposal.
Abexinostat as a monotherapy in Follicular Lymphoma, page 166

23. You state that Xynomic is conducting a "pivotal" Phase 2 trial for abexinostat, and your pipeline table shows that this trial and two other planned trials will also be pivotal trials.
         Please explain the basis for your belief that the FDA or another comparable regulatory authority has agreed that these trials will be sufficient for the approval of the commercialization of this product candidate for these indications. James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany 30, 2018
November NameBison Capital Acquisition Corp.
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Information about Xynomic, page 166

24. Expand your disclosure throughout this section to discuss the various specific results from all prior and ongoing trials, including the duration of each trial, the number of subjects or patients in such trials, how the drug candidates were administered, who conducted and/or sponsored the trials, the dosages used, and all serious adverse events that were experienced, including the number of patients that experienced such SAEs. With respect to the disclosure of each such trial, state the primary and secondary endpoints and whether they were met. To the extent you refer in your disclosure to "complete response,"
         "durable response" or "duration of response," "partial response," "ORR," "progression-
         free survival," or "overall survival," please clearly explain what each term means and clarify the number of partial responses versus complete responses, as relevant, including whether both were considered in determining ORR. We also note that you have included references to various medical journals. Note that referring investors to sources outside your filing for material information is not sufficient to meet your disclosure obligation.
         Please revise your disclosure to ensure that all material information is included in your filing.


25. Where the prior trials were conducted by, or in partnership with, a third party, please revise to explain whether you own all the clinical data from such trials, and if not, the extent of your rights to use such data.
26. Please remove your statements throughout this section that suggest that your product candidates are safe or effective. For example, we note your statements that certain treatments resulted in "significant durable responses" and that pre-clinical studies have demonstrated robust efficacy. Determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authority.
Key Findings of Prior Trials, page 171

27. Please substantially revise this section to remove any statements that suggest that your products in clinical development are effective or are superior to currently approved treatments. This includes all statements on pages 171-172 which make conclusions as to the efficacy of abexinostat, such as its capacity for efficient tumor cell killing or a demonstration of synergistic efficacy, as well as all disclosure comparing the safety and efficacy to current treatment options, including the data presented in Figures 4 and 5. It is not appropriate to make such comparisons unless you have conducted head-to-head trials.

Ongoing Clinical Studies, page 173

28. For each of your ongoing or planned trials that involve third parties, please revise to explain the role of the third parties and who will be responsible for paying for the trials.
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Comapany 30, 2018
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29. Please present materially complete descriptions of all ongoing clinical studies. For example, we note your statement that the observed safety profile for one Phase 2 trial that used a different dosing schedule was not as good as a Phase 2 trial with a week-on-week-
         off dosing schedule. The results of all trials should be discussed and placed in proper context regardless of the outcome of the results. Please revise your disclosure accordingly.
Intellectual Property, page 179

30. Please revise your disclosure regarding the Pharmacyclics agreement to explain the obligations to Applera Corporation you reference in the last sentence in the second paragraph. Also revise your discussion regarding the royalties under the Boehringer
         Ingelheim agreement to state the royalty payments within a 10% range. Please also revise to state when the patents underlying the royalty term for both agreeements are expected to expire.
Executive Officers and Directors, page 183

31. Please disclose when Xynomic's officers and directors commenced holding their positions. Also expand the discussion regarding the experience of Dr. Yu to discuss his business experience during the past five years. Please provide similar information for
         Mrs. Fei Ye. Refer to Item 401 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 236

32. Please revise to add disclosure regarding Xynomic's consulting agreements with Ying
         Zhang and Grand Ascent Group Limited, which is affiliated with Xynomic's COO. Please also identify the affiliate of the Sponsor with which you have an agreement. Refer to Item
         404(a) and (d)(1) of Regulation S-K.
Index to Financial Statements, page F-1

33. Please revise the index to Xynomic's financial statements on page F-1 to remove the reference to the condensed consolidated balance sheet at December 31, 2017 presented with the condensed consolidated balance sheet at June 30, 2018 as "unaudited" as it is derived from the company's audited financial statements. Similarly, revise the title heading for that balance sheet on page F-45 to remove the reference to it as "unaudited", and mark only the column for the period June 30, 2018 as unaudited. General

34. Please provide us with copies of the materials that the financial advisors prepared and shared with your board in connection with the business combination, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
 James Jiayuan Tong
Bison Capital Acquisition Corp.
November 30, 2018
Page 7
35. Please include a copy of the proxy card with your amended proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames Jiayuan Tong                        Sincerely,
Comapany NameBison Capital Acquisition Corp.
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November 30, 2018 Page 7                                    Office of
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